22nd Century Group, Inc.

February 5, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jenny O’Shanick
Mr. Jay Ingram

Re:	22nd Century Group, Inc.
Registration on Form S-3
Filed January 31, 2025
File No. 333-284644

This letter is in response to your comment letter dated February 4, 2025. Your comment is reproduced below in bold italics, followed by the response of 22nd Century Group, Inc. (the “Company”).

Registration Statement on Form S-3

Selling Stockholders, page 7

1.	Please disclose the nature of any position, office or other material relationship that the selling stockholders have had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling stockholders and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company has revised the disclosure on page 7 of the Registration Statement (Selling Stockholders) to disclose the information required by Item 507 of Regulation S-K with respect to the natural persons that have control over the selling stockholders. In addition, the Company has expanded the disclosure with respect to North Carolina State University to disclose the Company’s relationship. Please be advised that no other selling stockholder (or control person with respect to a selling stockholder) has held any position, office or other material relationship during the past three years with the Company, its affiliates or predecessors.

*****

We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.

Please contact me at 585-734-5678 if you need any additional information.

Sincerely,

/s/ Daniel Otto
Daniel Otto
Chief Financial Officer

cc:	John Wolfel, Foley & Lardner LLP

2